CORAL GOLD RESOURCES LTD.

2007 Annual Report

Our Window of Opportunity at Crescent Valley

The Company

Independently, and through agreements with Cortez Gold Mines (Barrick Gold/Kennecott Explorations) and Levon Resources, Coral Gold Resources is exploring claims on Nevada’s Battle Mountain-Cortez gold trend alongside the Cortez/Pipeline  gold mine.

Coral Gold’s Core claims contain a near-surface gold resource of nearly 700,000 ounces of gold measured and indicated plus 434,000 ounces of gold inferred. Aggressive exploration, aimed at expanding this resource, continues.

Critical geological features, including the Gold Acres Window and the Wenban limestone and Roberts Mountain formations, make the property a prime target for deeper exploration and discovery of a large, Carlin-style gold deposit.

Past Year’s Highlights

•
Expansion drilling (46 holes, 35,600 feet) on upper plate targets in the 39A, Gold Pan, Distal and Altenburg Hill zones encountered widespread gold mineralization and produced many significant intersections.

•	Information from upper plate drilling was incorporated into the current block model resource. An updated and expanded resource figure is expected in 2007.

•	Permitting in progress for the next round of drilling in 2007.

•	Raised over C$4.2 million.

Current Gold Resource – Core Claims

	Measured Resource			Indicated Resource			Total Measured + Indicated			Inferred Resource
Zone	Short Tons	Gold Grade (oz/ton)	Contained ozs (000s)	Short Tons	Gold Grade (oz/ton)	Contained ozs (000s)	Short Tons	Gold Grade (oz/ton)	Contained ozs (000s)	Short Tons	Gold Grade (ozs/ton)	Contained ozs (000s)
Porphyry(1)	10,600	0.020	212	2,100	0.018	37	12,700	0.020	249
39A/Gold Pan (2)				10,200	0.044	450	10,200	0.044	450	4,900	0.039	192
Altenburg Hill										3,500	0.018	63
Distal Target (3)										1,008	0.178	179
Totals	10,600	0.020	212	12,300	0.040	487	22,900	0.031	699	9,408	0.046	434

(1) Estimated using a 0.01 oz Au/t cutoff grade;  (2) Estimated using a 0.015 oz Au/t cutoff grade;  (3) Estimated using a 0.05 oz Au/t cutoff grade.
From “Update of the Geological Report on the Robertson Property”, dated April 25, 2006 by Robert T. McCusker, P Geol.

Total Measured & Indicated Resource: 699,000 ounces
Total Inferred Resource: 434,000 ounces
The above resource calculation does not include new information from the 46-hole drill program completed in 2006.

LOCATION, LOCATION
Crescent Valley, Nevada
Coral’s claims are located in the renowned Crescent Valley region of north-central Nevada. Over the past 20 years, the Crescent Valley region has produced some of North America’s most significant gold discoveries. It remains a very active location for gold exploration, primarily because of the Cortez/Pipeline and Gold Acres mines and recent, large-scale gold discoveries such as Cortez Hills and Pediment. Coral Gold has held claims at Crescent Valley since 1986.

The Cortez/Pipeline gold mine and south boundary (in yellow) of Coral Gold’s Excluded claims.

Planned and Proposed Work 2007

1)	Continue exploration of upper plate resource on the company’s Core claims. Permitting underway for the next round of drilling.

2)	Continue metallurgical studies on upper plate mineralization as part of pre-feasibility studies.

3)	Examine proposals for further exploration on Lander Ranch, Blue Nugget and Norma Sass claims.

4)	Proposed deep drilling to gain critical structural and geological information. We have completed considerable preparatory work to locate the most prospective drill sites and targets.

[Photo of drilling rig on Robertson Property]

Coral’s mineral leases host geological features that make them prime targets for deeper exploration and possible discovery of a large, Carlin-style gold deposit.

Coral’s mineral leases host geological features that make them prime targets for deeper exploration and possible discovery of a large, Carlin-style gold deposit.

To Our Shareholders
[Photo of Louis Wolfin, President of Coral Gold Resources Ltd.]

Our Window of Opportunity

The past year brought further success to your company, with good drill results on the Robertson Property’s Core Claims. We continued to encounter significant gold mineralization in the property’s upper plate rocks, and we’re learning more about important geological structures such as the Wenban formation and the Gold Acres window in the Roberts Mountains thrust plate—all reasons why Coral Gold’s “window” of opportunity continues to expand in Nevada.

Exploration Strategy

Our exploration strategy in Nevada is to:

1)	Continue increasing the project’s measured, indicated and inferred resources in the upper plate;

2)	Bring the project to pre-feasibility based on the upper plate resource;

3)	Conduct deep drilling to better understand the property’s geology, particularly the Wenban formation, lower plate rocks and the Gold Acres window.

Increasing the Gold Resource

The successful drilling on the Core claims is expected to increase our gold resource. Information from the 2006 drilling was incorporated into the current block model resource calculation (see details on inside cover), and a new calculation should be available later in 2007.

Finding the Feeder System Gold Source

Based on what we’ve learned about the 39A, Gold Pan, Distal and Altenburg Hill gold zones, we believe we have outlined one of the most significant upper plate gold resources on the Battle Mountain-Cortez trend. The existence of this resource has very important implications for what might lie beneath it. This gold very likely came from some far richer source. The pattern at a number of major Nevada mines, particluarly on the Carlin and Battle Mountain-Cortez trends, has been initial discovery of near-surface, upper plate mineralization followed by discovery of its deeper, lower plate “feeder” source of much higher grade and tonnage. Of equal importance is that the Core claims host critical geological features.
We’ve had a good year. As always, I’m most grateful to our fine Coral Gold team for their hard work and dedication as we continue to move the company towards long-term success.

ON BEHALF OF THE BOARD OF DIRECTORS

Louis Wolfin, President

The year was highlighted by good drill results on the Core Claims.

The Core Claims represent only one of five separate holdings that make up the Robertson Property claim block. These claims, strategically located within the Battle Mountain-Cortez gold trend and alongside the Pipeline and Gold Acres mines, make up some of the most favorably-located ground held by any junior company in Nevada.

Robertson Property – Core Claims

KEY INFO

Where:	Crescent Valley, Nevada, on the Battle Mountain-Cortez gold trend. Roughly 200 air miles east of Reno, Nevada.

Claims:	Approximately 4,500 acres in the Core Claims.

Owned:	100% by Coral Gold Resources

Metals:	Gold and silver

Status:	Major drill campaigns completed in 2005 and 2006 on upper plate targets. Substantial resource identified. New drilling on both upper plate and lower plate targets planned for 2007.

Zones:            The 39A/Gold Pan, Porphyry, Distal and Altenburg Hill zones hold most of the upper plate resource today.

History:
Placer and small-scale lode gold mining first occurred on the property in the early 1900s. Beginning in the 1960s, a series of major and junior companies explored the property, including Superior Oil, Placer Development, Teck Corporation, Aaron Mining and E&B Exploration.

Coral Gold took over the property in 1986. Major exploration programs followed, including partnerships with Amax Gold (1990-96) and Cortez Gold Mines (1998-present).

Key Gold Zones and Resources of the Core Claims

Distal Target:   179,000 ounces gold inferred

39A/Gold Pan:          450,000 ounces measured and indicated; 193,000 ounces inferred

Porphyry:          249,000 ounces measured and indicated

Altenburg Hill:         63,000 ounces inferred

Total:                          1,134,000 ounces gold

The 36,500-foot drilling program conducted in 2006 will likely increase the Core Claims’ gold resources.

Exploration on the Core claims to date has focused on five zones and identified near-surface, upper plate resources totalling over 1 million ounces of gold.

Measured/Indicated:

22.9 million tons @ 0.031 oz/ton Au (699,000 ounces).

Inferred:

9.41 million tons @ 0.046 oz/ton Au (434,000 ounces).

The 36,500-foot drilling program conducted in 2006 will likely add to the above resources. A new block model calculation is underway, and permitting has begun for another round of drilling in 2007. The 2006 exploration work included metallurgical testing to determine the best recovery options.

[Photo of drilling rig on Robertson Property]

Drilling on the Distal zone in 2006.

Excluded Claims

KEY INFO
Where:         Crescent Valley, Nevada, approximately 4,000 feet north of the Cortez/Pipeline mine.
Owned:          39% carried interest by Coral Gold and 61% by Cortez Gold Mines (Barrick Gold Mines 60%/Kennecott Explorations 40%)
Metals:           Gold and silver
Status:           The Excluded claims represent an outstanding target for discovery of a deeper-lying, Carlin-style orebody. The Gold Acres fault, an important source of gold at the nearby Gold Acres mine, extends onto the Excluded claims. The Excluded claims also host a “window” in the Lower Plate (see diagram) and the important Wenban formation
   Cortez Gold Mines, the project operator, conducted drilling in 1997 and 1998. They encountered Lower Plate carbonate rocks at relatively shallow depths.

Gold Acres “Window”

A KEY GEOLOGICAL FEATURE OF THE EXCLUDED CLAIMS

Coral Gold’s Excluded Claims (39% carried interest) lie within the Gold Acres window, source of much of the gold at the Gold Acres and Cortez Pipeline mines. A window exposes the important lower plate rocks at relatively shallow levels and allows high-grade gold solution to reach surface. The Carlin Trend sits on such a window.
Barrick and Kennecott are now considering exploration options to further investigate this important geology on Coral Gold’s Excluded claims.

Other Crescent Valley Holdings

NORMA SASS

Norma Sass is located immediately south of the Gold Acres open pit mine and west of the Cortez/Pipeline Mine. Due to its geological and geographical setting, Norma Sass represents an outstanding exploration target. Previous drilling encountered good gold values hosted by favorable, lower-plate carbonate strata.

Norma Sass is owned 2/3 by Coral Gold and 1/3 by Levon Resources Ltd. Over the past three years, Agnico-Eagle Mines Limited explored the property under an exploration agreement with Coral Gold and Levon. Agnico-Eagle’s drilling encountered Lower Plate carbonate rocks at relatively shallow depths. A number of holes intersected gold. While the results were considered positive, Agnico-Eagle and Coral Gold did not reach an agreement to continue exploration in 2007. Coral Gold and Levon are now evaluating options for further exploration at Norma Sass.

LANDER RANCH & BLUE NUGGET

The Lander Ranch and Blue Nugget claims, located north of Coral Gold’s Core Claims, fell under the previous exploration agreement (now expired) with Agnico-Eagle Mines Limited. In 2005, Agnico-Eagle drilled two vertical holes at Lander Ranch totaling 3,240 feet. Both holes extended an area of gold mineralization originally discovered by Cortez Gold Mines in 1999.

Further drilling by Coral Gold in this area has been proposed for 2007, pending review of the data.

RUF CLAIMS

The Ruf Claims, operated in partnership with Levon Resources Ltd. (Coral Gold 2/3; Levon 1/3) are located northeast of the Pipeline Mine. The claims have produced encouraging results in both geophysical surveys and drilling since the 1980s. A staged program of re-logging past drill holes, IP/resistivity studies and follow-up drilling has been recommended.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

The following discussion and analysis of the results of operations, and financial position of Coral Gold Resources Ltd. (the “Company” or “Coral Gold”) for the year ended January 31, 2007 should be read in conjunction with the audited January 31, 2007 consolidated financial statements and the related notes thereto. The effective date of this Discussion and Analysis (“MD&A”) is July 25, 2007.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

The Company’s audited consolidated financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), which are in conformity with United States Generally Accepted Accounting Principles, except as described in note 16 to the consolidated financial statements.  Unless otherwise noted, the consolidated financial statements are reported in Canadian dollars.

Forward looking statements

Except for historical information, the MD&A may contain forward looking statements. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements.

Business Overview

The Company’s principal business activities are the acquisition, exploration and development of mineral properties.  The Company’s mining claims are located in the states of Nevada and California in the United States.  The Company’s present principal exploration activities have been focused on the Robertson Mining Claims located in Crescent Valley, Nevada.  The Company is a reporting issuer in British Columbia, Alberta and Ontario, a foreign issuer with the Securities & Exchange Commission and trades on the TSX Venture Exchange under the symbol CGR, on the OTCBB under the symbol CGREF and on the Berlin & Frankfurt Stock Exchanges under the symbol GV8.

In March 2006, the Company received an unsolicited intention by U.S. Gold Corporation (“US Gold”) to acquire all of the Company’s outstanding common shares.  The intention was received from Robert McEwen, Chairman and Chief Executive Officer of U.S. Gold.  Under the proposal, U.S. Gold would offer 0.63 share of U.S. Gold common stock for each outstanding common share of the Company.  In January 2007, U.S. Gold decided not to pursue its proposed offer for Coral Gold in view of SEC requirements that would need to be satisfied by Coral Gold prior to the commencement by U.S. Gold of a formal tender offer.

Robertson Property

The Company received a preliminary assessment report entitled “Update of the Geological Report on the Robertson Property” dated April 25, 2006 on the gold resources at its Robertson Property situated on the Battle Mountain – Eureka Trend (Cortez Trend) in Lander County, Nevada.  The Report was prepared in accordance with the requirements of National Instrument 43-101 by Robert T. McCusker, Consulting Geologist, a “qualified person” as required by National Instrument 43 – 101.

The measured, indicated and inferred gold resources currently estimated for the four gold zones in the Robertson core area are 212,000 oz measured, 487,000 oz indicated and 434,000 oz inferred.  Previous calculations of the resources (which predate implementation of National Instrument 43-101) estimated total indicated resources of 583,700 oz.  Incorporation of results from the 3 drill programs in 2004 and 2005 in a new block model has therefore substantially increased the estimate of the resources at Robertson.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

During fiscal 2007, Coral Gold completed a major drilling program at its 100-percent-owned Robertson property located on the Cortez gold trend in eastern Lander County, Nevada, USA. Drilling was completed in two phases.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

Phase I consisted of 14 reverse circulation (RC) drill holes, CR06-2 through CR06-15, totaling 11,355 ft which were completed in the immediate vicinity of the existing 39A Zone indicated mineral resource.

Phase II consisted of 32 RC holes, CR06-16 through CR06-48A, totaling 24,260 ft which were completed in:

1)           the Distal Zone,
2)           on the northeast flank of Altenburg Hill;
3)           in the gravel-covered area between the Altenburg Hill and the Porphyry Zone measured and indicated mineral resource, and;
4)           along a northeast-striking structural zone in the Porphyry Zone.

The purpose of Phase I drilling was to define the "economic margins" of the 39A mineralized zone and test the continuity of higher grade intercepts between widely-spaced drill holes. In addition, Coral Gold under took a comprehensive metallurgical evaluation of the amenability of the higher grade mineralization in the 39A Zone to direct cyanidation. This work also tested the suitability of gravity + flotation to produce an economic concentrate that could be potentially processed off site.

Phase II drilling focused on:

1)           Expanding and upgrading the Distal Zone and Altenburg Hill inferred mineral resources;
2)           Testing the northern extent of the 39A Zone.
3)           Testing the area between Altenburg Hill and the Porphyry Zone for possible extensions to mineralization.
4)           Testing the projected strike of a northeast-striking structural zone within the Porphyry Zone.

As part of Phase II, Coral Gold is conducting metallurgical testing of high grade material from the Distal Zone and low-grade material from Altenburg Hill and the 39A Zone. Results from these studies will help determine the amenability of higher-grade material from the Distal Zone to direct cyanidation and the potential for heap leaching low-grade oxide and sulfide material from Altenburg Hill and 39A Zone, respectively.

The 2006 drill program on Robertson property successfully extended key gold zones. As a result, management is confident the property’s current gold resource will increase with completion of a new resource calculation.

Coral Gold is now considering options for exploring the Robertson Property in calendar 2007. Company President Louis Wolfin stated, “We now have an excellent opportunity to expand our successful drilling program and increase our resources.”

The detailed Report on the 2006 Drilling Program, which includes associated maps, complete assay tables, metallurgical results and other information, is available for viewing in PDF format on the home page of Coral Gold’s website at www.coralgold.com.

Drilling operations during Phase 1 and Phase 2 drilling were directly supervised by R. T. McCusker, a Qualified Person pursuant to NI 43-101.

In February 2007, the Company received a permit from the US Bureau of Land Management to drill four deep holes (3 – 5,000 feet) on the Robertson Property.

In calendar 2006, Coral Gold’s field staff carried out programs of detailed structural geological mapping, geochemical soil sampling, gravity geophysics and airborne magnetometric interpretation to define areas for the deep drilling program.  Apart from an archaeological survey and need to post a bond, Coral Gold has the green light to proceed.

Coral Gold has started the process of updating its gold resource by incorporating the results of the 46 holes drilled in calendar 2006 into the existing computer block model.  Meanwhile application will be made for permits for drilling to further expand the Distal, 39A and Porphyry/Altenberg Hill Zones.  A series of core holes are also planned for metallurgical test work to add to existing information at Distal, 39A, Gold Pan and Porphyry/Altenberg Hill.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

Norma Sass Property

Agnico-Eagle mobilized a reverse circulation drill supplied by Lang Exploratory Drilling of Elko, Nevada to the Norma Sass property on May 15, 2006.  Drilling commenced on the Lander Ranch target area and Agnico-Eagle drilled 15,000 ft. in 12 to 15 holes on the Norma Sass and related properties.  In February 2007, Agnico-Eagle Mines Ltd. has notified Coral Gold that it would not be continuing its option on Coral Gold’s Norma Sass, Lander Ranch and Blue Nugget properties because of other corporate priorities.  Coral Gold has been pleased with the work done by Agnico-Eagle during the past two years.  They successfully showed depths to the lower plate sequence across the Norma Sass ground and extended the area of gold mineralization at Lander Ranch.  Coral Gold will be reviewing results of Agnico-Eagle’s exploration programs in order to plan further work.

The Norma Sass property is owed 66.6% by Coral Gold and 33.3% by Levon Resources Ltd.

Selected Annual Information

The following financial data is derived from the Company’s audited consolidated financial statements for the three most recently completed financial years:

	January 31, 2007		January 31, 2006		January 31, 2005
	$		$		$
Revenue		—		—		—
Loss for the year		(2,528,614)		(2,263,288)		(983,665)
Loss per share		(0.38)		(0.47)		(0.21)
Total assets		14,892,422		11,385,912		10,737,683
Total liabilities		3,991,576		3,711,170		2,761,897

During the 2007 fiscal year, the Company incurred a loss of $2,528,614 (2006: a loss of $2,263,288) and a net loss per share of $0.38 (2006: a net loss per share of $0.47).   The 2007 loss includes a future income tax expense of $479,270 compared to $187,865 in 2006.  The 2007 loss also includes interest income of $144,422, an increase of $123,968 from 2006, a foreign exchange loss of $115,024, an increase of $308,674 from 2006, and a $66,120 write-down of advances receivable compared to a recovery of $12,467 in 2006.  The increase in interest income was due to the higher cash balance the Company held throughout most of fiscal 2007.

Total assets have risen from the 2006 fiscal year to the 2007 fiscal year due to the private placement of $4,500,000 and an increase in mineral property expenditures in the 2007 fiscal year.  Mineral property expenditures increased by $1,075,248 over 2006.  Actual net cash raised through the issuance of shares was $5,066,309 during the 2007 fiscal year compared to $189,194 in fiscal 2006, a, increase of $4,877,115.  In fiscal 2007 there were proceeds from stock options and warrants being exercised in addition to the private placement compared to only proceeds from stock options and warrants being exercised in fiscal 2006.

The Company remains free of long term interest bearing debt and the total liabilities include current liabilities of $470,411 in fiscal 2007 which is $288,355 lower than fiscal 2006.  This decrease is largely due to the majority of a $525,000 bonus payable to a Director of the Company being settled during the fiscal 2007 year.  Long term liabilities increased from $2,952,404 in fiscal 2006 to $3,521,165 in fiscal 2007, a difference of $568,761.  In fiscal 2007 and 2006, the long term liability amounts were mostly due to a future income tax liability.  The Company has also recorded in fiscal 2006 an asset retirement obligation of $16,000 regarding reclamation of mineral properties and a non-controlling interest amount of $10,320 which contributes to the total liabilities.  These amounts have changed very little in the fiscal 2007 year.

The Company continues to have a reclamation bond as an asset with the State of Nevada however it has been increased from $260,976 in fiscal 2006 to $332,229 in fiscal 2007.  The increase was in response to additional planned exploration activities.  Management will continue to assess their asset retirement obligations and the associated liability will be adjusted in the period accordingly.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

Results of operations

Three months ended January 31, 2007 compared with the three months ended January 31, 2006

General and administrative expenses

General and administrative expenses totaled $385,329 for the quarter ended January 31, 2007 compared with $1,830,240 for the quarter ended January 31, 2006, a decrease of $1,444,911. This was primarily a result of $1,019,700 for stock-based compensation in the fiscal 2006 quarter compared to $14,072 in the fiscal 2007 quarter.  The remaining amount of the decrease is due to decreases of $525,608 in salaries and benefits, $4,374 in office and miscellaneous charges, $2,451 in listing and filing fees and $1,150 in transfer agent fees.  These decreases were offset to a lesser degree by increases of $19,573 in consulting fees, $9,429 in investor relations and shareholder information, $64,805 in legal and accounting fees and $1,471 in travel costs.  Consulting and legal and accounting fees were higher in the fiscal 2007 quarter due to due diligence of the US Gold offer.  The significant decrease in salaries and benefits expense was due to no bonuses being recorded in the fiscal 2007 quarter compared to $525,000 in the fiscal 2006 quarter; otherwise the personnel costs remained fairly consistent between the quarters.  Office and miscellaneous costs were reduced in part by a cost recovery of $12,615 regarding past administrative expenses.

Loss for the period

The loss for the quarter ended January 31, 2007 was $1,035,608 compared with a loss of $1,764,749 for the quarter ended January 31, 2006, a decrease of $729,141.  As discussed above for general and administrative expenses, stock based compensation was reduced by $1,005,628 in the fiscal 2007 quarter and is the reason for the significant decrease in loss.  There was such a large difference in stock based compensation between the comparative quarters because of options being granted and their fair value charged to operations in the quarter ended January 31, 2006 whereas there were only a small amount of previously granted options that became vested in the quarter ended January 31, 2007 and no new option grants.   Other items that lessened the overall impact off the reduced general and administrative expenses during the fiscal 2007 quarter were a foreign exchange loss of $110,314 compared to a fiscal 2006 quarter gain of $229,414 and a write down of advances receivable for $69,584 compared to a recovery of advances receivable of $12,467 in the fiscal 2006 quarter.  Future income tax expense had an even larger effect of reducing the overall decrease in loss.  The fiscal 2007 quarter had a future income tax expense of $479,270 which was $291,405 higher than the fiscal 2006 quarter.  On a smaller scale, interest income increased by $26,063 over the fiscal 2006 quarter.

Twelve months ended January 31, 2007 compared with the twelve months ended January 31, 2006.

General and administrative expenses

General and administrative expenses totaled $1,983,965 for the year ended January 31, 2007 compared with $2,301,983 for the year ended January 31, 2006, a decrease of $318,018. Items that contributed to the decrease in general and administrative expenses were decreases of $538,403 in salaries and benefits and $307,691 in stock-based compensation. The reason for the decrease in salaries and benefits is the same as that given for the three month comparison.  Offsetting the decrease in costs were increases of $92,072 in consulting fees, $50,000 in directors’ fees, $49,837 in investor relations and shareholder information, $273,703 in legal and accounting, $15,255 in listing and filing fees, $27,215 in management fees, $14,722 in office and miscellaneous expenses and $4,738 in transfer agent fees.  Consulting fees, directors’ fees and legal fees were significantly higher as a result of the US Gold offer.  Consulting fees included financial advisory services and directors’ fees were a result of the extra time and effort required of the special committee members in addressing the offer.  Legal fees largely increased due to the title review of the company’s mineral properties.  Investor relations and shareholder information costs were higher due to increased efforts to promote the company and items associated with the US Gold offer. Management fees were higher due to the hiring of a Chief Financial Officer in the fiscal 2007 year. Higher listing and filing fees were a direct result of the fees paid to the TSX Venture Exchange to get approval for the private placement that was closed and an increase in the annual sustaining fees.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

Loss for the period

Loss for the year ended January 31, 2007 was $2,528,614 compared with a loss of $2,263,288 for the year ended January 31, 2006, an increase of $265,326. The reason for the increase in the loss for the fiscal 2007 year is the future income tax expense, foreign exchange loss and write-down of advances receivable noted above.  The write-down was primarily a result of an allowance being made against cost recoveries associated with the US Gold offer that were expected but not received. Reducing the overall loss was the decrease in general and administrative expenses described above and an increase in interest income of $123,968 for the fiscal 2007 year.

Summary of Quarterly Results

	2007	2006	2006	2006	2006	2005	2005	2005
Period ended	Jan. 31 Q4	Oct. 31 Q3	Jul. 31 Q2	Apr. 30 Q1	Jan. 31 Q4	Oct. 31 Q3	Jul. 31 Q2	Apr. 30 Q1
	$	$	$	$	$	$	$	$
Revenue	—	—	—	—	—	—	—	—
Loss for the period	(1,035,608)	(906,323)	(363,147)	(223,536)	(1,764,749)	(168,253)	(149,817)	(180,467)
Loss per share	(0.16)	(0.13)	(0.05)	(0.04)	(0.37)	(0.03)	(0.03)	(0.04)
Total assets	14,892,422	15,403,515	15,270,553	15,458,354	11,385,912	10,804,393	10,501,557	10,591,164

The general trend has been an increase in overall expenses because of the increase in exploration activities, the associated support staff and continuing efforts to promote company awareness.. Most recently, general and administrative expenses have risen due to the review of mineral properties and due diligence for the US Gold offer.  This is most apparent in the increase in loss from Q1-April 30, 2006 to Q4-January 31, 2007. The quarter ended January 31, 2006 rose sharply due to stock-based compensation of $1,019,700 and this also significantly impacted Q3-October 31, 2006 for $734,337.

Total assets generally trend downward during the periods when there are no funds raised through private placements.  Total assets started increasing in Q3-October 31, 2005 due to the purchase of Marcus Corporation with common shares, followed by cash raised from the exercising of stock options and warrants and a private placement in the next two quarters.  Total assets for the four most recent quarters have been at a fairly consistent level.  This is because a significant amount of exploration is taking place during this time and being capitalized while interest revenue and the exercising of warrants and stock options has helped to cover general and administrative costs.

Liquidity and capital resources

During the year ended January 31, 2007 the Company incurred expenditures that increased its mineral property carrying value on the Robertson Property by $1,660,128.  At this time the Company has no operating revenues but did earn interest income of $144,422 in 2007 compared to $20,454 in 2006.

At January 31, 2007, the Company had working capital of $2,212,386 and cash and cash equivalents of $2,545,711.  During the fiscal 2007 year, the Company raised gross proceeds of $4,500,000 through a private placement of 1,500,000 shares at a price of $3.00 per share. The Company also raised proceeds of $527,888 from the exercising of 191,194 warrants and $66,430 from the exercising of 36,900 stock options.  Subsequent to the fiscal 2007 year end the Company has closed a private non-brokered private placement of up to 1,410,000 units at a price of $3.00 per unit.  The Company is continuing its exploration program and the estimated cost for the following year is $3 million.  The Company has sufficient cash on hand at this time to finance the limited exploration work on its mineral properties and maintain administrative operations through January 31, 2008.

The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company’s assets. The recoverability of amounts shown for its mineral property interest and related deferred costs are dependent upon the continued support from its directors, the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

Mineral exploration and development is capital intensive, and in order to maintain its interest the Company will be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Transactions with related parties

Related party transactions for the year ended January 31, 2007 are as follows:

(a)
Advances receivable represent amounts due from related parties.  The amounts due from related parties include $28,003 [2006 - $28,003] due from a joint venture with common management and common directors; $Nil [2006 - $7,850] from a company controlled by a Director; $1,471 [2006 - $1,430] from a Director of the Company; $4,751 [2006 - $Nil] due to a company with common management in regards to the cost sharing agreement for overhead expenses; and $16,217 (2007: $62,253 less an allowance for bad debt of $46,036; 2006: $89,992 less an allowance for bad debt of $76,868) with two companies with common management and common directors.

(b)
Advances payable include $17,000 [2006 - $31,620] due to Directors in regards to past directors’ fees; $Nil [2006 - $26,922] due to a company with common management in regards to the cost sharing agreement for overhead expenses; $972 [2006 - $Nil] to an officer of the Company in regards to expense reimbursements; and $Nil [2006 - $3,414] to a company controlled by a Director in regards to expense reimbursements.

(c)	Consulting fees of $30,000 [2006 - $30,000; 2005 - $30,000] were paid to a company owned by a Director to provide administrative, promotional and financial services.

(d)
Management fees of $65,000 [2006 - $105,000; 2005 - $75,000] were paid to a company owned by a Director for services as Vice President and former President and $35,965 [2006 - $Nil; 2005 - $Nil] was paid to an officer of the Company for Chief Financial Officer services.

(e)	Geological consulting fees of $42,400 [2006 - $19,200; 2005 - $17,100] were paid to a private company owned by a Director for directing exploration programs

(f)	Directors’ fees of $62,000 [2006 - $12,000; 2005 - $14,000] were paid to Directors of the Company.

(g)	An allowance in the amount of $209,840 [2006 - $209,840; 2005 - $209,840] has been accrued in respect of advances made to a Company with common management.

(h)
The loan receivable of $83,000 for the year ended January 31, 2006, which was due from a subsidiary of a related company with common management that provides drilling services, was collected during the current year.

(i)	Included in accounts payable and accrued liabilities are bonuses payable to a director of the Company in the amount of $225,000 [2006 - $525,000].

(j)
The Company entered into a cost-sharing agreement during 2005 to reimburse a related party for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one-month notice by either party.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

A total of $116,135 [2006 - $166,203; 2005 - $135,140] was charged to operations in relation to the cost sharing agreement.

The Company owns a one-sixth share of the related party which is valued at a nominal amount of $1; the share are held in trust.

These transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

Disclosure of Management Compensation

During the fiscal 2007 year, $65,000 was paid to a former President and current Vice-President for services as director and officer of the Company, $31,250 was paid to the President for services as director and officer of the Company; $30,000 was paid to a Director for consulting services, $42,400 was paid to the V.P. Explorations for services as a director and geological consultant, $35,965 was paid to the Chief Financial Officer for services as an officer of the Company and $11,191 was paid to the Secretary for services as an officer of the Company.

Changes in accounting policies

Effective February 1, 2007, the Company is required to adopt Canadian Institute of Chartered Accountants (CICA) Section 3855, Financial Instruments – Recognition and Measurement and Section 1530, Comprehensive Income.  The adoption of these standards will require the presentation of a separate statement of comprehensive income.  Changes in the fair value of available for sale investments will be reported in comprehensive income.  The Company does not expect that there will be any transitional adjustments in respect of these standards; however, to the extent there are, they are anticipated to be insignificant and will be recorded to the opening balances of the relevant financial instruments and adjusted through the retained earnings account and accumulated other comprehensive income, as applicable, at February 1, 2007.

Outstanding share data as at July 25, 2007

There were 8,267,360 common shares outstanding.

Summary of stock options outstanding is as follows:

Exercise Price Per Share	Expiry Date	Number of Shares Remaining Subject to Options
$1.70	December 1, 2009	258,000
$1.70	April 12, 2010	15,000
$3.55	December 12, 2010	210,500
$3.92	September 6, 2011	270,000
		753,500

Summary of warrants outstanding is as follows:

Exercise Price Per Share	Expiry Date	Number of Underlying Shares
$2.00	September 15, 2007	113,134
		113,134

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

Commitments

None

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at January 31, 2007 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations.

Internal Controls Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Company assessed the design of the internal controls over financial reporting as at January 31, 2007 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of Coral Gold because of limitations in size and number of staff.  The Company believes it has taken initial steps to mitigate these risks by consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary.  However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the quarter ended January 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Subsequent events

Subsequent to the year end, the Company closed a non-brokered private placement of 1,410,000 units at a price of $3.00 per unit, each unit consisting of one common share and one transferable share purchase warrant. Each warrant will entitle the investor to purchase one additional share at an exercise price of $3.50 for one year.

Consolidated Financial Statements

Coral Gold Resources Ltd.
January 31, 2007, 2006 and 2005
(an exploration stage company)
(In Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Coral Gold Resources Ltd.
(an exploration stage company)

We have audited the accompanying consolidated balance sheets of Coral Gold Resources Ltd. (an exploration stage company) as of January 31, 2007 and 2006, and the related consolidated statements of operations and deficit, cash flows and mineral properties for each of the years in the two year period ended January 31, 2007, and for the period from January 22, 1981 (inception) through January 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements as of January 31, 2005 and for the year then ended, and for the period from January 22, 1981 (inception) through January 31, 2005, were audited by other auditors who have ceased operations and whose report dated April 13, 2005 expressed an unqualified opinion on those statements prior to restatement. The consolidated financial statements for the period from January 22, 1981 (inception) through January 31, 2005 prior to restatement included total revenues and net loss of $2,176,079 and $20,510,872, respectively. Our opinion on the consolidated statements of operations and deficit and cash flows for the period from January 22, 1981 (inception) through January 31, 2007, insofar as it relates to amounts for prior periods through January 31, 2005 before restatement is based solely on the report of other auditors.

We conducted our audits in accordance with Canadian generally accepted auditing standards, and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Coral Gold Resources Ltd. (an exploration stage company), at January 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the two year period ended January 31, 2007 and the period from January 22, 1981 (inception) through January 31, 2007, in conformity with Canadian generally accepted accounting principles.

The consolidated balance sheet of Coral Gold Resources Ltd. (an exploration stage company) as of January 31, 2005, the related consolidated statements of operations and deficit, cash flows and mineral properties for the year ended January 31, 2005, prior to the adjustments described in our audit report dated May 31, 2006 (except as to Notes 2 and 19, which are as of April 24, 2007) with respect to the restated consolidated financial statements of Coral Gold Resources Ltd. (an exploration stage company) as of January 31, 2006 and for the year then ended, were audited by other auditors who have ceased operations.

Vancouver, Canada,                                                             “/s/Ernst & Young LLP”
May 24, 2007.                                                                 Chartered Accountants

MOORESTEPHENS
ELLISFOSTERLTD.
CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
Website: www.ellisfoster.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
(An Exploration Stage Company)

We have audited the consolidated balance sheets and the consolidated statements of mineral properties of Coral Gold Resources Ltd. (formerly Coral Gold Corp.) (An Exploration Stage Company) and Subsidiaries (the “Company”) as at January 31, 2005 and the consolidated statements of operations and deficit and cash flows for the year ended January 31, 2005 and for the cumulative period January 22, 1981 (inception) to January 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements presented fairly, in all material respects, the consolidated financial position of the company as at January 31, 2005 and the results of its operations and its cash flows for the year ended January 31, 2005 and for the cumulative period January 22, 1981 (inception) to January 31, 2005 in accordance with Canadian generally accepted accounting principles.

Differences between Canadian and United States generally accepted accounting principles affecting the determination of shareholders’ equity at January 31, 2005 and the determination of net loss for the year ended January 31, 2005 are summarized in note 14.

Vancouver, Canada                                                        “MOORE STEPHENS ELLIS FOSTER LTD.”
April 13, 2005                                                                 Chartered Accountants
(except as to note 14 all of which are as of July 21, 2005)

Coral Gold Resources Ltd.
(an exploration stage company)

CONSOLIDATED BALANCE SHEETS

As at January 31	(In Canadian Dollars)

	2007		2006
	$		$

ASSETS
Current
Cash and cash equivalents		2,545,711		663,071
Advances receivable [note 11(a)]		50,442		62,358
Interest receivable and prepaid expenses		86,644		69,856
		2,682,797		795,285
Investment securities [note 4]		118,751		147,408
Loan receivable [note 11(h)]		—		83,000
Equipment [note 5]		2,908		3,634
Mineral properties [note 6]		11,755,737		10,095,609
Reclamation deposit [note 7]		332,229		260,976
		14,892,422		11,385,912

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 11 (i)]		452,439		696,810
Advances payable to related parties [note 11(b)]		17,972		61,956
		470,411		758,766

Asset retirement obligation [note 12]		15,614		16,000

Future income tax liability [note 13]		3,495,231		2,926,084

Non-controlling interest		10,320		10,320

Shareholders’ equity
Subscriptions received in advance [note 8]		—		60,000
Share capital [note 9]		36,706,478		31,560,337
Contributed surplus [note 10]		2,096,750		1,428,173
Deficit		(27,902,382)		(25,373,768)
		10,900,846		7,674,742
		14,892,422		11,385,912

See accompanying notes

On behalf of the Board:

“Louis Wolfin”                              “David Wolfin”
Director                                      Director

Coral Gold Resources Ltd.
(an exploration stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(In Canadian Dollars)

	For the period from inception on January 22, 1981 to January 31, 2007		Years ended January 31, 2007		2006		2005
	$		$		$		$

REVENUE
Sales		2,176,079		—		—		—
Cost of sales		(5,383,348)		—		—		—
		(3,207,269)		—		—		—

EXPENSES
Administrative services		1,058,598		—		—		—
Amortization		3,454		726		909		1,136
Consulting fees [note 11(c)]		360,203		132,675		40,603		41,480
Directors fees [note 11(e)]		137,763		62,000		12,000		14,000
Investor relations and shareholder information		2,036,600		135,120		85,283		74,075
Legal and accounting		3,081,781		482,017		208,314		74,308
Listing and filing fees		170,062		32,787		17,532		20,428
Management fees [note 11(d)]		486,715		132,215		105,000		75,000
Office and miscellaneous		2,133,341		96,729		82,007		93,910
Salaries and benefits		1,008,707		86,948		625,351		79,929
Stock-based compensation [note 9(c)]		2,148,042		748,409		1,056,100		343,533
Transfer agent fees		65,918		13,862		9,124		12,470
Travel		991,671		60,477		59,760		35,816
		13,682,855		1,983,965		2,301,983		866,085
Loss before the following		(16,890,124)		(1,983,965)		(2,301,983)		(866,085)
Other items
Interest income		998,712		144,422		20,454		33,786
Foreign exchange gain (loss)		355,331		(115,024)		193,650		110,909
Gain realized on disposition of option on property		143,552		—		—		—
Gain on sale of investment		17,692		—		—		—
Recovery (writedown) of advances receivable		(414,443)		(66,120)		12,467		—
Financing costs		(341,006)		—		—		—
Writedown of investment securities		(838,485)		(28,657)		—		—
Loss on equipment disposals		(32,784)		—		—		—
Writedown of equipment		(16,335)		—		—		—
Writedown of mineral properties		(7,110,148)		—		—		—
Loss for the year before future income taxes and non-controlling interest		(24,128,038)		(2,049,344)		(2,075,412)		(721,390)
Future income tax expense [note 13]		(3,774,333)		(479,270)		(187,865)		(262,275)
Non-controlling interest		(11)		—		(11)		—
Loss for the period		(27,902,382)		(2,528,614)		(2,263,288)		(983,665)

Deficit, beginning of the period				(25,373,768)		(23,110,480)		(22,126,815)
Deficit, end of the period				(27,902,382)		(25,373,768)		(23,110,480)

Basic and diluted:
Loss per share				(0.38)		(0.47)		(0.21)

Weighted average number of common shares outstanding				6,619,070		4,789,881		4,629,892

See accompanying notes

Coral Gold Resources Ltd.
(an exploration stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Canadian Dollars)

	For the period from inception on January 22, 1981 to January 31, 2007		Years ended January 31, 2007		2006		2005
	$		$		$		$

OPERATING ACTIVITIES
Loss for the period		(27,902,382)		(2,528,614)		(2,263,288)		(983,665)
Adjustments for items not involving cash:
Amortization		3,454		726		909		1,136
Writedown of equipment		16,335		—		—		—
Stock-based compensation		2,148,042		748,409		1,056,100		343,533
Non-controlling interest		11		—		11		—
Future income tax expense		3,774,333		479,270		187,865		262,275
Writedown of investment securities		838,485		28,657		—		—
Writedown of mineral properties		7,110,148		—		—		—
Writedown of advances receivable		414,443		66,120		12,467		—
Loss on equipment disposals		32,784		—		—		—
Gain on sales of investments		(17,692)		—		—		—
Gain realized on disposition of option on property		(143,552)		—		—		—
Foreign exchange (gain) loss		(631,764)		89,877		(214,051)		(157,429)
Change in non-cash working capital:
(Increase) decrease in advances receivable		(464,885)		11,916		3,276		(21,556)
(Increase) decrease in interest receivable and prepaid expenses		(86,644)		(82,908)		(57,209)		(1,671)
Increase (decrease) in accounts payable and accrued liabilities		452,439		(244,371)		610,873		7,590
(Decrease) increase in advances payable to related parties		17,972		(43,984)		(14,396)		(6,397)
Decrease in asset restoration obligation		(386)		(386)		—		—
Cash used in operating activities		(14,438,859)		(1,475,288)		(677,443)		(556,184)

INVESTING ACTIVITIES
Mineral properties acquisition and exploration expenditures incurred		(17,683,870)		(1,660,128)		(584,880)		(897,908)
Acquisition of Marcus Corporation		(14,498)		—		(14,498)		—
Proceeds on sale of equipment		92,732		—		—		—
Repayment of (advances of) loan receivable		—		83,000		(33,000)		(50,000)
Purchase of equipment		(145,485)		—		—		—
Purchase of investments		(1,058,950)		—		(17,474)		—
Decrease (increase) in reclamation deposit		(332,229)		(71,253)		257,081		33,662
Cash used in investing activities		(19,142,300)		(1,648,381)		(392,771)		(914,246)

FINANCING ACTIVITIES
Increase (decrease) in subscriptions received in advance		—		—		60,000		—
Cash from share subscriptions receivable		—		—		11,945		58,700
Issuance of shares for cash, net		36,097,741		5,006,309		189,194		316,720
Cash provided by financing activities		36,097,741		5,006,309		261,139		375,420

Net increase (decrease) in cash and cash equivalents		2,516,582		1,882,640		(809,075)		(1,095,010)
Cash and cash equivalents, beginning of period		29,129		663,071		1,472,146		2,567,156
Cash and cash equivalents, end of period		2,545,711		2,545,711		663,071		1,472,146

Supplementary disclosure of cash flow information:
Cash paid during the year for:
Interest				57		40		145
Income taxes				—		—		—

See accompanying notes

Coral Gold Resources Ltd.
(an exploration stage company)

CONSOLIDATED STATEMENTS OF MINERAL PROPERTIES

(In Canadian Dollars)

	Acquisition Cost		Exploration Expenditures		Proceeds of Interest Disposed of		Total
	$		$		$		$

Robertson Property[note 6(a)(i) and 6(a)(iii)]
Balance, January 31, 2005		801,956		9,566,092		(1,937,625)		8,430,423
2006 transactions, net		—		1,623,354		—		1,623,354
Balance, January 31, 2006		801,956		11,189,446		(1,937,625)		10,053,777
2007 transactions, net		14,068		1,669,522		—		1,683,590
Balance, January 31, 2007		816,024		12,858,968		(1,937,625)		11,737,367

Ruf and Norma Sass Properties[note 6(a)(ii)]
Balance, January 31, 2005		—		81,130		(39,301)		41,829
2006 transactions, net		—		—		—		—
Balance, January 31, 2006		—		81,130		(39,301)		41,829
2007 transactions, net		—		(23,462)		—		(23,462)
Balance, January 31, 2007		—		57,668		(39,301)		18,367

Eagle Property[note 6(b)]
Balance, January 31, 2005, 2006 and 2007		1		—		—		1

Ludlow Property [note 6(c)]
Balance, January 31, 2005, 2006 and 2007		1		—		—		1

JDN Property[note 6(d)]
Balance, January 31, 2005, 2006 and 2007		1		—		—		1

Total Properties, as at January 31, 2007		816,027		12,916,636		(1,976,926)		11,755,737

See accompanying notes

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

1.	NATURE OF BUSINESS

Coral Gold Resources Ltd. (“Coral” or the “Company”) is in the exploration stage, and is in the process of exploring its mineral property interests and has not yet determined whether they contain enough gold reserves, such that their recovery would be economically viable. The Company’s mining claims are located in the states of Nevada and California in the United States. The investment in and expenditures on the mineral properties comprise substantially all of the Company’s assets. The recoverability of amounts shown for its mineral properties interest and related deferred costs are dependent upon the continued support from its directors, the discovery of economically recoverable reserves, the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time. The value of the Company’s mineral properties could become impaired should its exploration activities cease or be unsuccessful, and may result in future write-downs of capitalized property carrying values.

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which are in conformity with United States generally accepted accounting principles (“US GAAP”), except as described in note 16 to these consolidated financial statements. All figures are in Canadian dollars unless otherwise stated.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Coral Resources, Inc. and Coral Energy Corporation of California and its 98.49% owned subsidiary Marcus. Significant inter-company accounts and transactions have been eliminated.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral properties

The Company is in the exploration stage and defers all expenditures related to its mineral properties until such time as the properties are put into commercial production, sold or abandoned. Under this method, all amounts shown as mineral properties represent costs incurred to date less amounts amortized and/or written off and do not necessarily represent present or future values.

If the properties are put into commercial production, the expenditures will be depleted based upon the proven and probable reserves available. If the properties are sold or abandoned, the expenditures will be charged to operations. The Company does not accrue the estimated future costs, such as land taxes, of maintaining in good standing its mineral properties.

The carrying values of mineral interests, on a property-by-property basis, is reviewed by management at least annually to determine if they have become impaired. If impairment is deemed to exist, the mineral property will be written down to its fair value. The ultimate recoverability of the amounts capitalized for the mineral properties is dependent upon the delineation of economically recoverable ore reserves, the Company’s ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management’s estimates of recoverability of the Company’s investment in various projects have been based on current conditions. However, it is reasonably possible that changes could occur in the near term which could adversely affect management’s estimates and may result in future writedowns of capitalized property carrying values.

Investment securities

The investments in Mill Bay Ventures Inc. and Levon Resources Ltd. are carried at cost less writedowns determined to be other than temporary. They will be written down to their net realizable value if and when it has been determined that and other than temporary impairment to their value has occurred.

Fair value of financial instruments

The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and cash equivalents, advances receivable, interest receivable, investment securities, loan receivable, accounts payable and advances payable to related parties. Fair values were assumed to approximate carrying values for these financial instruments, except where noted, since they are short term in nature or they are receivable or payable on demand. Management is of the opinion that the Company is not exposed to significant interest, credit or currency risks arising from these financial instruments.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments (continued)

At January 31, 2007 and 2006, the Company had approximately $1,922,599 and $nil, respectively, in cash balances at financial institutions which were in excess of the insured limits. Therefore, the Company is exposed to significant concentrations of credit risk.

At January 31, 2007 and 2006, the Company had approximately $332,229 and $260,976, that will be paid back once the Company has fulfilled its obligations to restore exploration sites to their original condition.

Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Revenues and expenses are translated at the average exchange rates prevailing during the period except for amortization, which is translated at historical exchange rates. Gains and losses on translation is included in operating results for the year.

Equipment

Equipment is recorded at historical cost less accumulated amortization. Amortization is charged to earnings in amounts sufficient to allocate the costs over the assets’ estimated useful lives on a straight-line basis using the following annual rates pro-rated from initial utilization:

Computer hardware	20%
Equipment	20%

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

Cash and cash equivalents include cash on deposit with banks, and highly liquid short-term interest bearing securities with maturities at the purchase date of three months or less.

	2007		2006
	$		$

Cash		2,035,232		663,071
Cash equivalents		510,479		—
		2,545,711		663,071

The effective interest rate earned on cash equivalents for the year was 5.7% [2006 - 3.1%; 2005 – nil].

Loss per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period.

Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to purchase common shares at the prevailing market rate.

As the Company incurred losses for the 2007, 2006 and 2005 fiscal year, stock options and share purchase warrants, as disclosed in note 9, were not included in the computation of loss per share as their inclusion would be anti-dilutive.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

Income taxes are accounted for using the liability method pursuant to Section 3465, Income Taxes, of The Handbook of the Canadian Institute of Chartered Accountants. Future taxes are recognized for the tax consequences of “temporary differences” by applying substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on future taxes of a change in tax rates is recognized in operating results in the period that includes the date of substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

Asset retirement obligation

Asset retirement obligations are accounted for pursuant to Section 3110, of the Handbook of the Canadian Institute of Chartered Accountants. It requires the recognition of the fair value of a liability for asset retirement obligations in the year in which such a liability is incurred; when a reasonable estimate can be made. At such time the present value of the asset retirement obligation is to be added to the capitalized cost of the mineral property, and recorded as a liability at the equivalent amount. In periods subsequent to initial measurement, the asset retirement obligation is adjusted for both the passage of time and revisions to the original estimate. The site restoration obligations included in the capitalized cost of the property, as adjusted from time to time, are to be amortized to operations on the unit-of-production basis together with total mineral property costs capitalized.

Stock-based compensation

The Company adopted Section 3870 (“CICA 3870”), Stock-based compensation and other stock-based payments, of the Handbook of the Canadian Institute of Chartered Accountants, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Section 3870 sets out a fair value based method of accounting that is required for all stock-based transactions. Under the recommendation, direct awards of stock and stock options granted to employees and directors are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

3.	MARCUS CORPORATION ACQUISITION

During the year ended January 31, 2006, the Company completed the following acquisition which was accounted for by the purchase method with effect from the date of acquisition.

On September 15, 2005, the Company acquired 98.49% of the issued and outstanding capital of Marcus Corporation (“Marcus”). The Company acquired the shares at a total cost, including costs of acquisition of $15,992, of $660,997. Consideration for the acquisition was paid through the issuance of common shares of the Company totalling 347,964, and 173,975 common share purchase warrants. The common shares were valued at $1.52 per share. The warrants were valued at $116,100 using the Black-Scholes option pricing model. The consideration has been allocated to identifiable assets acquired and liabilities assumed based on their estimated fair values as follows:

	$

Cash		1,494
Mineral properties		1,022,231
Future income taxes		(352,662)
Non-controlling interest		(10,066)
		660,997

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

4.	INVESTMENT SECURITIES

	2007		2006
	$		$

Levon Resources Ltd.
967,571 common shares [2006 - 967,571]		77,117		77,117

Mill Bay Ventures Inc.
518,731 common shares [2006 - 518,731]		41,634		70,291
		118,751		147,408

Levon Resources Ltd. ("Levon") and Mill Bay Ventures Inc. (“Mill Bay”) are related to the Company by way of common management and directors. The fair market value of the Mill Bay and Levon common shares as at January 31, 2007 were $41,498 [2006 - $46,688], and $145,136 [2006 - $91,910], respectively.

5.	EQUIPMENT

	Cost		Accumulated amortization		Net book value
	$		$		$

2007
Computer hardware		5,926		3,214		2,712
Equipment		436		240		196
		6,362		3,454		2,908

2006
Computer hardware		5,926		2,536		3,390
Equipment		436		192		244
		6,362		2,728		3,634

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

6.	MINERAL PROPERTIES

(a)	Robertson property

The Company has certain interests in 724 patented and unpatented load mining claims located in the Bullion Mining District, Lander County, Nevada, subject to NSR’s ranging from 4% to 10%, and which certain leases provide for advance royalty payments. The Robertson group is recorded under three separate claims groups known as the Core Claims (100% owned), the Carve-out Claims (39% carried interest) and the Norma Sass/Ruf Claims (66.67% owned).

(i)	Carve-out Claims - 39% carried interest

By an Agreement dated May 16, 1996, the Company granted Amax Gold Exploration Inc. (“Amax”) an option to purchase a 51% interest in 200 claims. Amax exercised the option by paying twice the amount the Company had incurred in exploration expenditures on the property. Under the terms of the Agreement, the Company could elect, and did elect, to have the 49% of its interest reverted to a 39% carried interest.

The Carve-out Claims Option Agreement was assignable by the Company or Amax. On September 13, 1995, the Company optioned 50% of its interest in 54 claims (subsequent known as the Ruf/Sass Claims - see note 7(a)(ii)) to Levon Resources Ltd., and on March 24, 1997 Amax assigned it’s Option to Placer Dome Inc. (“Placer”). On July 11, 1997, Placer exercised its right to acquire a 51% interest in the claims by making a payment to the Company of US $615,359. The claims, that Placer had acquired a 51% interest in, excluded the Ruf/Sass claims as these were released back to the Company by Placer. Pursuant to the terms under the option agreement, the parties entered into an Exploration and Mining Venture Agreement (the “Agreement”) dated July 11, 1997, and the Company exercised its right to have Placer advance the Company’s share of venture costs from inception of the Agreement to commencement of commercial production in exchange for an additional undivided 10% interest in the properties.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

6.	MINERAL PROPERTIES (continued)

(a)	Robertson property (continued)

(ii)	Norma Sass/Ruf - 66.67% owned

By an amended Option Agreement dated September 13, 1995, the Company had granted Levon Resources Ltd. (“Levon”), a company related by common directors, an option to purchase a 50% interest in 54 claims known as the Norma Sass/Ruf Claims (the “Property”). On December 31, 2002, the Agreement was amended whereby Levon earned a 33.33% interest in the claims by the issuance to the Company of 300,000 common shares in Levon (received during previous fiscal years) and incurring $350,294 in exploration on the Property (incurred during prior years).

A third party holds a 3% net smelter returns royalty on the production from some of these mining claims, up to a limit of USD$1,250,000.

By an Option Agreement dated December 4, 2002 the Company granted Goldfranchise Corporation (“Goldfranchise”) an Option to acquire a 33 1/3% interest in the Ruf/Norma Sass claims. In order to earn the interest, Goldfranchise must:

a)	Pay to Coral US$38,391.50;

b)
Incur minimum expenditures on the Property in the amount of US $300,000, of which $100,000 was to be incurred on or before December 4, 2003, and the balance of $200,000 on or before December 4, 2004; and

c)	Pay to Coral 33 1/3% of all land fees, taxes, advance royalties required to keep the claims in good standing.

This Option Agreement with Goldfranchise has been terminated due to Goldfranchise not fulfilling their obligations under the Agreement.

By way of an agreement dated December 30, 2004, the Company and Levon have assigned, sub-leased and granted a mining lease to a subsidiary of Agnico-Eagle Mines Ltd. (“AGE”) on the following properties: the Blue Nugget; the Blue Nugget #1 to #8; the Lander Ranch; the Lander Ranch #1 to the Lander Ranch #25 and the Lander Ranch Extension; the Blue Jay; the T and S; the Norma and the Norma #1 to the Norma #23; the Sass and the Sass #1 to the Sass #10; the DM #1 to the DM #8; the BA #1 to the BA #12; the PC #1 to the PC #20; and the PM #1 to the PM #12, in consideration for the following minimum advance royalty payments (in US dollars) and minimum work commitments:

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

6.	MINERAL PROPERTIES (continued)

(a)	Robertson property (continued)

Date		Advance Royalty (US$)	Minimum Work

Execution of the Agreement	December 30, 2004	$25,000	—
First Anniversary	December 30, 2005	$30,000	13,000 ft of drilling
Second Anniversary	December 30, 2006	$50,000	15,000 ft of drilling
Third Anniversary	December 30, 2007	$75,000	17,000 ft of drilling
Fourth Anniversary	December 30, 2008	$75,000	—
Fifth Anniversary	December 30, 2009	$150,000	—

A minimum of 13,000 ft of exploration drilling was completed as part of the first year’s minimum work commitment. The initial and the first anniversary advance royalty payments have been paid and received. During fiscal 2007 and prior to the second anniversary of the agreement, AGE decided not to commit to a further 15,000 ft of drilling or pay the $50,000 royalty payment, thereby terminating the agreement.

(iii)	Core claims - 100% owned

By an Option Agreement dated January 31, 1999 the Company granted Placer an option to acquire up to a 70% interest in the entire Robertson Property’s 724 claims. Under the terms of the Option, Placer guaranteed a Reclamation Bond required to be posted by the Company for previous exploration work on the Core Claims. The Option Agreement terminated on December 31, 1999. The Company was obligated under the terms of the Option to replace Placer’s guarantee. Subsequent to January 31, 2004, the Company replaced the guarantee by posting a cash bond [note 7].

(iv)	Marcus Corporation

By way of an agreement dated September 15, 2005, the Company has purchased 1,391,860 shares of Marcus Corporation (“Marcus”), representing 98.49% of the total issued shares of Marcus. Marcus owns the Marcus mining claims, consisting of 39 unpatented lode claims and two Placer claims, and which comprise a portion of the Company’s Robertson Property. By acquiring Marcus, the Company controls Marcus, and owns an indirect interest in the mining lease between the Company and Marcus, which provides for an annual advanced royalty to Marcus of US$12,000, and a 5% net smelter returns royalty up to a maximum payment of US$2.5 million. The mining lease with Marcus expires in 2007.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

6.	MINERAL PROPERTIES (continued)

(b)	Eagle Property

The Company holds a 50% interest in 45 lode mineral claims located at Corral Canyon in Lander County, Nevada, USA. During the year ended January 31, 2001, the Company decided to defer exploration on the property and to reduce the carrying value to a nominal amount.

(c)	Ludlow Property

The Company owns a mineral property consisting of approximately 128 acres in the San Bernadino County, California, USA. During the year ended January 31, 2001, the Company decided to defer exploration on the property and to reduce the carrying value to a nominal amount.

(d)	JDN Property

The Company holds a 50% interest in 34 lode mineral claims located in Lander County, Nevada USA. The JDN claims are located approximately three miles north of the Robertson Property. During the year ended January 31, 2001, the Company decided to defer exploration on the property and to reduce the carrying value to a nominal amount.

Ownership in mineral properties involves certain inherent risks due to the difficulties in determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristics of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its properties is in good standing.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

7.	RECLAMATION DEPOSIT

Under the laws of the State of Nevada, the Company is required to have a reclamation deposit which covers the cost to reclaim the ground disturbed. The Company’s obligation at January 31, 1999 had been assumed by Placer as part of the Exploration and Development Option Agreement [note 6(a)]. As the Agreement was terminated on December 31, 1999, the Company was required to post its own security to guarantee performance under the Reclamation Bond.

During the year ended January 31, 2007, additional planned exploration activities were approved by the Bureau of Land Management (the “Bureau”). Therefore, the Bureau increased the amount of the required deposit to $332,229 (US$282,268) [2006 - $260,976].

The Company, as principal, placed the funds in trust with a fully secured standby letter of credit lodged as collateral in support of the bond.

8.	SUBSCRIPTIONS RECEIVED IN ADVANCE

During the year ended January 31, 2006, the Company received $60,000 towards private placements of 20,000 shares that were issued in the current year as part of the private placement that closed on March 4, 2006.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

9.	SHARE CAPITAL

(a)	Authorized: unlimited common shares without par value.

(b)	Issued:

	Shares	Amount $	Deficit $

Balance, January 31, 2004	4,361,685	29,646,238	(22,126,815)
2005 share issuances for cash:			—
Private placements	255,220	1,039,464	—
Exercise of warrants	1,600	4,960	—
Exercise of stock options	30,400	76,000	—
Share issuance costs	—	(11,984)	—
Loss for the period	—	—	(983,665)
Balance, January 31, 2005	4,648,905	30,754,678	(23,110,480)
2006 share issuances for cash:			—
Exercise of warrants	9,397	25,944	—
Exercise of stock options	102,500	174,250	—
Shares returned to treasury	(2,500)	(11,000)	—
Fair value of stock options exercised	—	87,560	—
Shares issued for Marcus Corp purchase	347,964	528,905	—
Loss for the period	—	—	(2,263,288)
Balance, January 31, 2006	5,106,266	31,560,337	(25,373,768)
2007 share issuances for cash:			—
Private placements	1,500,000	4,500,000	—
Exercise of warrants	191,194	527,888	—
Exercise of stock options	36,900	66,430	—
Shares returned to treasury	(2,000)	(11,000)	—
Fair value of stock options exercised	—	35,147	—
Fair value of warrants exercised	—	44,685	—
Share issuance costs	—	(17,009)	—
Loss for the period	—	—	(2,528,614)
Balance, January 31, 2007	6,832,360	36,706,478	(27,902,382)

During the year ended January 31, 2007, the Company issued a private placement of 1,500,000 units at a price of $3.00 per unit, each unit consisting of one common share. The Company incurred share issuance costs of $17,009 in connection with this private placement.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

9.	SHARE CAPITAL (continued)

(c)	At January 31, 2007, the following director, officer and employee stock options are outstanding and exercisable enabling the holders to acquire additional common shares as follows:

Number of Shares	ExercisePrice	Weighted Average Remaining Contractual Life (yr)	Expiry Date

268,000	$1.70	2.87	December 1, 2009
30,000	$1.70	2.87	April 12, 2010
210,500	$3.55	3.87	December 12, 2010
280,000	$3.92	4.60	September 5, 2011

The Company has granted founders, directors, officers and certain employees stock options. Stock option activity is summarized as follows:

	Numberof Shares	Weighted Average Exercise Price $

Balance outstanding, January 31, 2004	173,250	2.50
2005 - Granted	412,900	1.70
2005 - Cancelled	(20,250)	1.71
2005 - Exercised	(30,400)	2.50
Balance outstanding, January 31, 2005	535,500	1.91
2006 - Granted	407,500	3.36
2006 - Expired	(142,600)	2.50
2006 - Exercised	(102,500)	1.70
Balance outstanding, January 31, 2006	697,900	2.67
2007 - Granted	280,000	3.92
2007 - Cancelled	(152,500)	3.55
2007 - Exercised	(36,900)	1.80
Balance outstanding, January 31, 2007	788,500	2.98

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

9.	SHARE CAPITAL (continued)

(c)	(continued)

During the year ended January 31, 2005, the Company adopted a stock option plan which provides for the granting of options to directors, officers, employees and consultants for a maximum of 929,000 shares (representing approximately 20% of the issued share capital of the Company as at the date of approval of the Plan by the Board). The Company recorded compensation expense of $748,409 [2006 - $1,056,100; 2005 - $343,533] with respect to stock options granted. The weighted average fair value of the options granted during 2007 was $2.79 per share [2006 - $2.59 per share; 2005 - $0.83 per share].

The fair value of options granted during the year ended January 31, 2007 was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.00%, dividend yield of 0.0%, volatility factor of 89.18%, and a life of 5 years.

The fair value of options granted during the year ended January 31, 2006 was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.09% and 4.42%, dividend yield of 0.0%, volatility factors of 104.23% and 101.41%, and a life of 5 years.

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options, which are fully transferable and freely traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility; changes in the subjective input assumptions can materially affect the fair value estimate.

The Company adopted the Canadian Institute of Chartered Accountants Handbook, section 3870, stock-based compensation and other stock-based payments, effective February 1, 2002. During fiscal 2004, the Company prospectively adopted the fair value based method of accounting for stock options granted to employees. Had the Company followed the fair value based method during fiscal 2003 and recognized stock-based compensation expense, the following would have been the effect on the Company’s loss from inception to date:

$

Loss for the period from inception on
January 22, 1981 to January 31, 2007
- as reported	(27,902,382)
- pro-forma	(28,016,236)

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

9.	SHARE CAPITAL (continued)

(c)	(continued)

The changes in share purchase warrants were as follows:

	Underlying Shares	Weighted Average Exercise Price

Balance outstanding, January 31, 2004	1,086,766	$3.57
Issued	255,220	$5.21
Exercised	(1,600)	$3.10
Expired	(364,885)	$4.00
Balance outstanding, January 31, 2005	975,501	$3.84
Issued	173,975	$2.00
Exercised	(9,397)	$2.76
Expired	(17,456)	$3.24
Cancelled	(6,925)	$4.29
Balance outstanding, January 31, 2006	1,115,698	$3.57
Exercised	(191,194)	$2.77
Expired	(822,120)	$3.96
Balance outstanding, January 31, 2007	102,384	$2.00

At January 31, 2007, the Company has outstanding share purchase warrants enabling the holders to acquire additional common shares as follows:

Number of Shares	Exercise Price	Expiry Date

102,384	$2.00	September 15, 2007

10.	CONTRIBUTED SURPLUS

	2007		2006
	$		$

Balance, beginning of the year		1,428,173		343,533
Stock-based compensation expense		748,409		1,056,100
Warrants issued on acquisition of Marcus Corporation		—		116,100
Fair value of stock options exercised		(35,147)		(87,560)
Fair value of warrants exercised		(44,685)		—
Balance, end of the year		2,096,750		1,428,173

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

11.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

(a)
Advances receivable represent amounts due from related parties. These amounts due from related parties include $28,003 [2006 - $28,003] due from a joint venture with common management and common directors; $Nil [2006 - $7,850] from a company controlled by a Director; $1,471 [2006 - $1,430] from a Director of the Company; $4,751 [2006 - $Nil] due to a company with common management in regards to the cost sharing agreement for overhead expenses; and $16,217 [2007: $62,253 less an allowance for bad debt of $46,036; 2006: $89,992 less an allowance for bad debt of $76,868] with two companies with common management and common directors.

(b)
Advances payable include $17,000 [2006 - $31,620] due to Directors in regards to past directors’ fees; $Nil [2006 - $26,922] due to a company with common management in regards to the cost sharing agreement for overhead expenses; $972 [2006 - $Nil] to an officer of the Company in regards to expense reimbursements; and $Nil [2006 - $3,414] to a company controlled by a Director in regards to expense reimbursements.

(c)	Consulting fees of $30,000 [2006 - $30,000; 2005 - $30,000] were paid to a company owned by a Director.

(d)	Management fees of $65,000 [2006 - $105,000; 2005 - $75,000] were paid to a company owned by a Director and $35,965 [2006 - $Nil; 2005 - $Nil] was paid to an officer of the Company.

(e)	Geological consulting fees of $42,400 [2006 - $19,200; 2005 - $17,100] were repaid to a private company owned by a Director.

(f)	Directors’ fees of $62,000 [2006 - $12,000; 2005 - $14,000] were paid to Directors of the Company.

(g)	An allowance in the amount of $209,840 [2006 - $209,840; 2005 - $209,840] has been accrued in respect of advances made to a Company with common management.

(h)
The loan receivable of $83,000 outstanding at January 31, 2006, which was due from a subsidiary of a related company with common management that provides drilling services, was collected during the current year.

(i)	Included in accounts payable and accrued liabilities are bonuses payable to a director of the Company in the amount of $225,000 [2006 - $525,000].

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

11.           RELATED PARTY TRANSACTIONS (continued)

(j)
The Company entered into a cost-sharing agreement during 2005 to reimburse a related party for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one-month notice by either party.

A total of $116,135 [2006 - $166,203; 2005 - $135,140] was charged to operations in relation to the cost sharing agreement.

The Company owns a one-sixth share of the related party which is valued at a nominal amount of $1; the shares are held in trust.

These transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

12.	ASSET RETIREMENT

Management has assessed their asset retirement obligations and the associated liability to be recognized in the current period. Management has estimated that the costs would approximate $15,614 [2006 - $16,000]. Management will continue to assess their asset retirement obligations and the associated liability as further information becomes known.

13.	INCOME TAXES

The reconciliation of the future income tax recovery (expense) rate to the statutory rate is as follows:

	2007		2006		2005
	$		$		$

Loss before taxes		(2,049,344)		(2,075,412)		(721,390)
Income tax rate		34.12%		34.75%		35.62%

Income tax recovery at the statutory rate		699,236		721,206		256,959

Permanent differences		(299,735)		(384,610)		(136,879)
Losses not benefited		(561,561)		(436,019)		(382,158)
Changes in income tax rates		(317,210)		(88,442)		(197)
Net future income tax expense		(479,270)		(187,865)		(262,275)

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

13.	INCOME TAXES (continued)

The components of the future income tax assets (liabilities) are as follows:

	2007		2006
	$		$

Future income assets
Non-capital loss carry-forwards		3,320,749		2,752,021
Resource interests		703,729		774,556
Other		105,305		30,301
		4,129,783		3,556,878
Less: valuation allowance		(4,129,783)		(3,556,878)
Net future income tax asset		—		—
Future income tax liability
Resource interests		(3,495,231)		(2,926,084)
Net future income tax liability		(3,495,231)		(2,926,084)

The valuation allowance reflects the Company’s estimate that the tax assets are not, more likely than not to be realized.

At January 31, 2007, the Company had, for Canadian tax purposes, non-capital losses aggregating approximately $4,482,000. These losses are available to reduce taxable income earned by the Canadian operations of future years and expire as follows:

	$

2008		243,000
2009		231,000
2010		527,000
2011		627,000
2015		522,000
2026		1,231,000
2027		1,101,000
		4,482,000

The net operating losses available to offset revenues of the US operations are approximately US$3,648,000 and expire at various times through 2017.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

14.	SEGMENTED INFORMATION

The Company is involved in mineral exploration and development activities principally in the United States. The Company is in the development stage and, accordingly, has no reportable segment revenues for each of the 2007, 2006 and 2005 fiscal year. All losses for 2007, 2006 and 2005 are as a result of Canadian head office costs. Costs of USA operations are capitalized to mineral properties. The assets of the Company are segmented as follows:

	Canada		USA		Total
	$		$		$

2007
Current assets		2,616,989		65,808		2,682,797
Investment in securities		118,751		—		118,751
Equipment		2,908		—		2,908
Mineral properties		—		11,755,737		11,755,737
Reclamation deposit		—		332,229		332,229
		2,738,648		12,153,774		14,892,422

2006
Current assets		695,738		99,547		795,285
Investment in securities		74,833		72,575		147,408
Loan Receivable		83,000		—		83,000
Equipment		3,634		—		3,634
Mineral properties		—		10,095,609		10,095,609
Reclamation deposit		—		260,976		260,976
		857,205		10,528,707		11,385,912

15.	SUBSEQUENT EVENTS

Subsequent to the year end, the Company closed a non-brokered private placement of 1,410,000 units at a price of $3.00 per unit, each unit consisting of one common share and one transferable share purchase warrant. Each warrant will entitle the investor to purchase one additional share at an exercise price of $3.50 for one year.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP)

These consolidated financial statements and the selected financial data have been prepared under Canadian GAAP.

For each year of presentation, the modifications necessary in order for these consolidated financial statements to conform to U.S. GAAP have been suitably provided as follows:

(a)	Reconciliation of Consolidated Balance Sheet items:

(i)	Reconciliation of Total Assets and Liabilities

	2007		2006
	$		$

Total assets per Canadian GAAP		14,892,422		11,385,912
Mineral properties [note 16(h)]		(10,703,195)		(9,057,135)
Investment securities [note 4]		67,883		(8,810)
Total assets per U.S. GAAP		4,257,110		2,319,967

Total liabilities per Canadian GAAP		3,991,576		3,711,170
Future income tax liability [note 13]		(3,142,569)		(2,573,422)
Total liabilities per U.S. GAAP		849,007		1,137,748

(ii)	Reconciliation of Deficit under U.S. GAAP

	2007		2006		2005
	$		$		$

Deficit end of year per Canadian GAAP		(27,902,382)		(25,373,768)		(23,110,480)
Stock compensation expense [note 9(c)]		(60,000)		(60,000)		(60,000)
Deferred exploration expenditures, net		(10,703,195)		(9,057,135)		(8,472,255)
Future income taxes [note 13]		3,142,569		2,573,422		2,599,608
Deficit end of year per U.S. GAAP		(35,523,008)		(31,917,481)		(29,043,127)

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

(b)	Reconciliation of Consolidated Statement of Operations items:

Reconciliation of Net Loss under U.S. GAAP

	Year ended January 31, 2007		Year ended January 31, 2006		Year ended January 31, 2005
	$		$		$

Loss for the year per Canadian GAAP		(2,528,614)		(2,263,288)		(983,665)
Deferred exploration expenditures		(1,646,060)		(584,880)		(897,908)
Future income taxes		479,270		187,865		262,275
Foreign exchange (gain) loss		89,877		(214,051)		(157,429)
Loss for the year per U.S. GAAP		(3,605,527)		(2,874,354)		(1,776,727)
Unrealized gain (loss) on investment securities		76,693		(14,581)		5,771
Comprehensive loss for the year per U.S. GAAP		(3,528,834)		(2,888,935)		(1,770,956)

(c)	Loss Per Share U.S. GAAP

	Year ended January 31, 2007	Year ended January 31, 2006	Year ended January 31, 2005
	$	$	$

Loss per share - basic and diluted	(0.54)	(0.60)	(0.38)

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

(d)	Comprehensive Income (Loss)

Statement of Financial Accounting Standards No. 130 requires the reporting of comprehensive income (loss) in addition to net earnings. Comprehensive income (loss) includes net income (loss) plus other comprehensive income (loss); specifically, all changes in equity of a company during a period arising from non-owner sources.

Under US GAAP, a statement of changes in shareholders’ equity and comprehensive income (loss) in the following format would form a part of the annual consolidated financial statements:

Consolidated Statement of Changes in Shareholders’ Equity

	Share Capital
	Number of	Amount		Share Subscriptions		Additional Paid In Capital		Comprehensive Income (Loss)		Deficit		Accumulated Other Comprehensive Income (Loss)		Total Shareholders’ Equity
	Shares	$		$		$		$		$		$		$

Balance, January 31, 2004	4,361,685		29,646,238		791,720		60,000		—		(27,266,400)		—		3,231,558
Share subscriptions	—		—		(791,720)		—		—		—		—		(791,720)
Issuance of shares, net [see note 9(b)]	287,220		1,108,440		(11,945)		—		—		—		—		1,096,495
Stock-based compensation expense	—		—		—		343,533		—		——		—		343,553
Components of comprehensive loss:
- net loss	—		—		—		—		(1,776,727)		(1,776,727)		—		(1,776,727)
- change in unrealized gain (loss) of marketable securities	—		—		—		—		5,771		—		5,771		5,771
									(1,770,956)
Balance, January 31, 2005	4,648,905		30,754,678		(11,945)		403,533				(29,043,127)		5,771		2,108,910

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

(d)	Comprehensive Income (Loss) (continued)

Consolidated Statement of Changes in Shareholders’ Equity (continued)

	ShareCapital		Share Subscriptions		Warrants		Additional Paid In Capital		Comprehensive Income (Loss)		Deficit		Accumulated Other Comprehensive Income (Loss)		Total Shareholders' Equity
	NumberofShares	Amount $	$		$		$		$		$		$		$
Balance, January 31, 2005	4,648,905	30,754,678		(11,945)		—		403,533		—		(29,043,127)		5,771		2,108,910
Share subscriptions	—	—		71,945		—		—		—		—		—		71,945
Issuance of shares, net [see note 9(b)]	457,361	805,659		—		116,100		—		—		—		—		921,759
Stock-based compensation expense	—	—		—		—		1,056,100		—		—		—		1,056,100
Fair value of stock option exercises	—	—		—		—		(87,560)		—		—		—		(87,560)
Components of comprehensive loss:
- net loss	—	—		—		—		—		(2,874,354)		(2,874,354)		—		(2,874,354)
- change in unrealized gain (loss) of marketable securities	—	—		—		—		—		(14,581)		—		(14,581)		(14,581)
										(2,888,935)
Balance, January 31, 2006	5,106,266	31,560,337		60,000		116,100		1,372,073				(31,917,481)		(8,810)		1,182,219
Share subscriptions	—	—		(60,000)		—		—		—		—		—		(60,000)
Issuance of shares, net [see note 9(b)]	1,726,094	5,146,141		—		—		—		—		—		—		5,146,141
Stock-based compensation expense	—	—		—		—		748,409		—		—		—		748,409
Fair value of stock option exercises	—	—		—		—		(35,147)		—		—		—		(35,147)
Fair value of warrants exercised	—	—		—		(44,685)		—		—		—		—		(44,685)
Components of comprehensive loss:
- net loss	—	—		—		—		—		(3,605,527)		(3,605,527)		—		(3,605,527)
- change in unrealized gain (loss) of marketable securities	—	—		—		—		—		76,693		—		76,693		76,693
										(3,528,834)
Balance, January 31, 2007	6,832,360	36,706,478		—		71,415		2,085,335				(35,523,008)		67,883		3,408,103

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

(e)	Supplemental Financial Information

(i)	Reconciliation of Cash Flows under U.S. GAAP

Cash Flows from Operating Activities

	2007		2006		2005
	$		$		$

Cash used in operating activities per Canadian GAAP		(1,475,288)		(677,443)		(556,184)
Deferred exploration expenditures		(1,646,060)		(584,880)		(897,908)
Cash used in operating activities per U.S. GAAP		(3,121,348)		(1,262,323)		(1,454,092)

Cash Flows from Investing Activities

	2007		2006		2005
	$		$		$

Cash used in investing activities per Canadian GAAP		(1,648,381)		(392,771)		(914,246)
Deferred exploration expenditures		1,646,060		584,880		897,908
Cash used in investing activities per U.S. GAAP		(2,321)		192,109		(16,338)

(f)	Additional Disclosure Required by U.S. GAAP

(i)	Operations in a Foreign Country

The Company is subject to numerous factors relating to conducting business in a foreign country (including, without limitation, economic, political and currency risk), any of which could have a significant impact on the Company’s operation.

The Company’s U.S. subsidiaries, Coral Resources, Inc., Marcus Corporation and Coral Energy Corporation of California are subject to U.S. corporation tax on profits.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

(g)	Additional Disclosure Required by SEC

The SEC requires that related party transactions be disclosed as a separate line in the financial statements. Under this requirement, the following related party transactions would have been shown separately as related party balances in the financial statements:

(i)
Included in advances receivable are amounts due from related parties, as well as third party receivables. These amounts due from related parties include $28,003 [2006 - $28,003] due from a joint venture with common management and common directors; $Nil [2006 - $7,850] from a company controlled by a Director; $1,471 [2006 - $1,430] from a Director of the Company; $4,751 [2006 - $Nil] due to a company with common management; and $16,217 [2007: $62,253 less an allowance for bad debt of $46,036; 2006: $89,992 less an allowance for bad debt of $76,868] with two companies with common management and common directors.

(ii)
Advances payable include $17,000 [2006 - $31,620] due to Directors; $Nil [2006 - $26,922] due to a company with common management; $972 [2006 - $Nil] to an officer of the Company; and $Nil [2006 - $3,414] to a company controlled by a Director.

(iii)	Consulting fees of $30,000 [2006 - $30,000; 2005 - $30,000] were paid to a company owned by a Director.

(iv)	Management fees of $65,000 [2006 - $105,000; 2005 - $75,000] were paid to a company owned by a Director and $35,965 [2006 - $Nil; 2005 - $Nil] was paid to an officer of the Company.

(v)	Geological consulting fees of $42,400 [2006 - $19,200; 2005 - $17,100] were paid to a private company owned by a Director.

(vi)	Directors’ fees of $62,000 [2006 - $12,000; 2005 - $14,000] were paid to Directors of the Company.

(vii)	An allowance in the amount of $209,840 [2005 - $209,840] has been accrued in respect of advances made to a company with common management.

(viii)	Included in accounts payable and accrued liabilities are bonuses payable to a director of the Company in the amount of $225,000 [2006 - $525,000].

(ix)	Investment securities would be noted as “Investments in Related Entities” on the balance sheet.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

(g)	Additional Disclosure Required by SEC (continued)

(x)
The Company entered into a cost-sharing agreement during 2005 to reimburse a related party for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one-month notice by either party.

A total of $116,135 [2006 - $166,203; 2005 - $135,140] was charged to operations in relation to the cost sharing agreement.

The Company owns a one-sixth share of the related party which is valued at a nominal amount of $1; the shares are held in trust.

(h)	Deferred Exploration Expenditures

The Company follows the policy of deferring all acquisition and exploration costs relating to the mineral properties held. Under U.S. GAAP, the deferred exploration expenditures would have been expensed in the year they were incurred [see note 6[a] to 6[d]].

(i)	Investment Securities

U.S. GAAP requires available for sale investments to be recorded at fair value. The periodic fluctuation in value is recorded as part of comprehensive income (loss); under U.S. GAAP, the gain (loss) from available for sale investments is not recognized into operations (loss for the period) until the securities are sold and the gain (loss) is realized or there is an other-than-temporary impairment. Canadian GAAP requires such long-term investments are recorded at cost. The investments are written down when impairment is considered other than temporary, in which case the written-down value becomes the new cost base. In the Company’s case for the year ended January 31, 2007, a write-up was required for U.S. GAAP (to record to fair value).

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

(j)	Stock Based Compensation

Canadian GAAP and U.S. GAAP both have the same policy of recording a compensation expense for the estimated fair value of stock options granted except that U.S GAAP, FAS 123R, requires the Company to estimate expected forfeitures at the grant date. Under U.S. GAAP the Company adopted the policy of fair value accounting for stock options, FAS 123, a year earlier than for Canadian GAAP, and at that time, the Company did not record a stock compensation charge of $60,000 under Canadian GAAP. Therefore, there is an adjustment of $60,000 to retained deficit when reconciling from Canadian GAAP to U.S. GAAP.

FAS 123R was adopted as at February 1, 2007, under the modified prospective method of adoption.  The Company’s stock options vest immediately upon granting.  Forfeitures are estimated under FAS 123R for options that are not fully vested.  Therefore, the adoption of this standard has no effect on the consolidated financial statements.

For U.S. GAAP purposes, stock based compensation would be included as part of the directors’ fees and a portion would be allocated to salaries and benefits in the consolidated statement of operations and deficit.

(k)	New Accounting Pronouncements for U.S GAAP

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that the Company recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning February 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of deficit. The Company is currently evaluating the impact FIN 48 will have on its consolidated financial statements.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

(k)	New Accounting Pronouncements for U.S GAAP (continued)

Fair Value Measurements

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements” (FAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of fiscal 2009. The Company is currently evaluating the impact that FAS 157 will have on its consolidated financial statements.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, (“FAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earning at each subsequent reporting date. The statement is expected to expand the use of fair value measurement. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of fiscal 2009. The Company is currently evaluating the impact that FAS 159 will have on its consolidated financial statements.

Corporate Information

Shares Traded
TSX Venture Exchange
Symbol: CGR.V
OTC Bulletin Board
Symbol: CGREF
Frankfurt/Berlin-Bremen
Symbol: GV8

Head Office
Suite 400
455 Granville Street
Vancouver, British Columbia
Canada V6C 1T1
Tel: (604) 682-3701
Fax: (604) 682-3600
Website: www.coralgold.com
E-mail: ir@coralgold.com

Crescent Valley Office
650 Ruby Way
P.O. Box 211192
Crescent Valley, NV  89821

Officers & Directors
Louis Wolfin, President & Director
Matt Wayrynen, Vice-President
Lindsay Gorrill, Chief Financial Officer
Chris Sampson, V.P. Exploration & Director
Connie Lillico, Corporate Secretary
Lloyd Andrews, Director
Gary Robertson, Director
David Wolfin, Director

Auditors
Ernst & Young, LLP
Pacific Centre
700 West Georgia Street
P.O. Box 10101
Vancouver, British Columbia
Canada V7Y 1C7
Tel: (604) 891-8200

Corporate and Shareholder Communications
Johnathon Smith
e-mail: ir@coralgold.com
Tel: (604) 682-3701

Registrar and Transfer Agent
Pacific Corporate Trust Company
2nd Floor, 510 Burrard Street
Vancouver, BC V6C 3B9
Tel: (604) 689-9853

Legal Counsel
Salley Bowes Harwardt
1750 - 1185 West Georgia Street
Vancouver, BC  V6E 4E6
(604) 688-0788

Standard & Poor’s Listed